

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 20, 2007

By Facsimile and U.S. Mail

Mr. Michael J. Mauceli
Manager and Member
Reef Global Energy VI, LP
Reef Global Energy VII, LP
1901 N. Central Expressway, Suite 300
Richardson, TX 75080-3610

> **Re: Reef Global Energy VI, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 000-52539**
> **Reef Global Energy VII, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed April 11, 2007**
> **Response Letter Dated September 11, 2007**
> **Response Letter Dated October 30, 2007**
> **File No. 000-52540**

Dear Mr. Mauceli:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief